Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-149884, 333-153645 and 333-162145) and Form S-8 (No. 333-149883) of our original report dated March 26, 2010 (January 31, 2011 as to the effect of the restatement discussed in Note 2), (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) relating to the financial statements of VirnetX Holding Corporation as of December 31, 2009 and 2008 and for the years then ended and for the period from August 2, 2005 (date of inception) to December 31, 2009 (which report expresses an unqualified opinion), and the effectiveness of internal control over financial reporting as of December 31, 2009 (which report expresses an adverse opinion), which appear in this Form 10-K.

/s/ Farber Hass Hurley LLP

Granada Hills, CA
January 31, 2011